DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

April 4, 2022

David Plattner

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

VIA EDGAR

Re:	CODORUS VALLEY BANCORP INC (“CVLY” or the “Company”)
PREN14A filed March 21, 2022 (as amended, the “Preliminary Proxy Statement”) Filed by Driver Management Company LLC, et al. SEC File No. 000-15536

Dear Ms. Chalk

On behalf of Driver Management Company LLC (“Driver Management”), Driver Opportunity Partners I LP (“Driver Opportunity”) and J. Abbott R. Cooper (together with Driver Management and Driver Opportunity, “Driver”), I am providing Driver’s responses to the comments of the Staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 30, 2022 (the “Comment Letter”). For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by Driver’s responses.  Capitalized terms not otherwise defined shall have the meaning given in the Preliminary Proxy Statement.

PREN14A filed March 21, 2022

Letter to Shareholders, page 2

1.	We note the statement on page 2 that the Company was forced to “charge of” the loan related to the Ferrari. Please clarify.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement to correct a typo and indicate that “charge off” means to recognize as a loss.

Preliminary Proxy Statement, page 5

2.

On page 5, please change the wording of items 2 through 4, and/or the sentence that precedes the list of items, so as to avoid the impression that you are seeking authority to vote in favor of Proposals 2 through 4.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

Important, page 6

3.

On page 7, we note the following statement: “Remember, you can vote for our three (3) Nominees only on our WHITE proxy card.” Please change the statement so that it refers to two Nominees. Please do the same on page 29.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

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Reasons for the Solicitation, page 9

4.	On page 9, there is a reference to a “0.46% return on average assets recorded by the Company for the fourth quarter of 2022.” Please correct the reference to 2022, or advise.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

Proposal 1, Election of Directors, page 14

5.

On page 17, we note the disclosure related to “substitute nominee(s).” Please confirm that in the event you select a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Driver acknowledges the Staff’s comment and confirms that in the event Driver selects a substitute nominee prior to the Annual Meeting, Driver will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Voting and Proxy Procedures, page 20

6.

We note the statement at the bottom of page 20 indicating that broker non-votes will be counted for purposes of establishing a quorum. This conflicts with the disclosure in the Company’s proxy statement. Please revise, or, alternatively, please provide the legal basis for your conclusion that broker non-votes will be entitled to be cast and therefore counted for purposes of a quorum under Pennsylvania law.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

7.	On page 21, please correct the reference to “our” executive compensation so that it refers to the Company’s executive compensation.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

Certain Additional Information, page 25

8.

Please advise us if the participants plan on distributing their proxy statement before the registrant distributes its proxy statement. Given that the planned reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

Driver acknowledges the Staff’s comment and hereby advises the Staff that it does not plan on distributing its proxy statement before the Company distributes its proxy statement.  Driver confirms that it understands that, to the extent it distributes its proxy statement before the Company distributes its proxy statement, Driver has an obligation to subsequently file a supplement to Driver’s proxy statement to provide any previously omitted information that may be required to be included in Driver’s proxy statement.

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9.

The disclosure on page 25 states that information regarding persons who beneficially own more than 5% of shares can be found on Schedule II, but Schedule II discloses only the ownership of the Company’s directors and officers. Please revise to include information on the beneficial owners of more than 5%. Please see Item 6(d) of Schedule 14A.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

Form of Proxy, page 30

10.

We note on the form of proxy the following statement: “There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if Driver’s Nominees are elected.” However, none of the Company’s candidates could serve as directors if Driver’s Nominees are elected, as the Driver Nominees would fill all of the Board seats up for election at the 2022 Annual Meeting. To avoid confusion, please remove or revise.

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

General

11.

We note that you have filed your preliminary proxy materials under the EDGAR header tag of “PREN14A.” This header tag is to be used for proxy statements filed by nonmanagement but not for contested solicitations, where the EDGAR header tag “PREC14A” should be used. Please keep this in mind for future reference. Please also ensure that your revised proxy materials are filed under the EDGAR header tag “PRRN14A.”

Driver acknowledges the Staff’s comment.

12.	Please do not use capitalized terms without defining them. Accordingly, please provide a definition for “Driver Management.”

Driver acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly.

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Please do not hesitate to contact me at 917-744-7758 or by email at ac@drivermgmtco.com with any questions or to discuss Driver’s responses to the Staff’s comments.

/s/ J. Abbott R. Cooper

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